July 10, 2019

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Edward M. Kelly – Legal
Amanda Ravitz – Legal
Dale Welcome – Accounting
Anne M. McConnell – Accounting

Re:	SC Health Corporation
Registration Statement on Form S-1
Registration No. 333-232240

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters, hereby joins in the request of SC Health Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on July 11, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 1,000 copies of the Preliminary Prospectus dated July 10, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Niron Stabinsky
Name: Niron Stabinsky
Title: Managing Director

[Signature Page to Underwriter Acceleration Request Letter]